Exhibit 99.1

CLPS Incorporation Reports Financial Results for the First Half of Fiscal Year 2025

Hong Kong, March 5, 2025 /PRNewswire/ -- CLPS Incorporation (the “Company” or “CLPS”) (Nasdaq: CLPS), today announced its unaudited financial results for the six months ended December 31, 2024, or the first half of the Company’s fiscal year 2025.

This period marked significant progress for CLPS as we executed our dual-engine strategy of global expansion and industry diversification, balanced with disciplined organic growth. By broadening our geographic reach and penetrating new sectors, we reinforced our core IT services expertise while diversifying revenue streams. To drive sustainable growth, we intensified investments in proprietary product development by establishing the Company’s China Development Center (CDC) and Global Testing Center (GTC). These strategic hubs are dedicated to building technological edge and fostering ecosystem synergies, while leveraging standardized IT solutions to strengthen our competitive position. Ultimately, these efforts have bolstered our market standing and laid the groundwork for sustainable value creation across our global client base and shareholders.

First Half of Fiscal 2025 Highlights (all results compared to the six months ended December 31, 2023)

●	Revenue increased by 15.3% to $82.8 million from $71.8 million.

●	Revenue generated outside of mainland China increased by 110.4% to $19.0 million from $9.0 million.

●	Gross profit increased by 21.6% to $19.2 million from $15.8 million.

●	Operating income was $0.2 million compared to an operating loss of $0.9 million.

●	Net income was $0.2 million compared to a net loss of $1.0 million.

●	Non-GAAP net income[1] increased by 31.8% to $2.3 million from $1.7 million.

●	Total number of employees was 3,642 compared to 3,516.

●	Total number of clients was 277 compared to 225.

Mr. Raymond Lin, Chief Executive Officer of CLPS, commented, “Our financial and operational performance for the first half of fiscal year 2025 reflects our commitment to sustainable growth. We achieved meaningful improvements in both our top-line and bottom-line results, driven by our strategic initiatives and the successful execution of our growth plans.

“Internationally, revenue outside of mainland China surged 110.4% year-over-year, demonstrating the success of our investments in high-potential markets, particularly within the Asia Pacific (APAC) region. In North America, the U.S. experienced consistent growth, while initial revenue generation has begun in Canada. By leveraging key synergies from our global footprint, we effectively mitigated single-market exposure and reduced dependency on domestic operations, thereby strengthening our international market position and sustaining the expansion of our market reach.

“We are equally proud of the progress our subsidiary, JAJI Global Incorporation (JAJI), has made toward its Nasdaq IPO, a strategic milestone that will unlock value and amplify our global brand. This listing will allow JAJI to pursue focused growth strategies while maintaining strong strategic alignment with our core objectives.

“Innovation remains central to our client value proposition. Our five core engines, including AI, low-code platforms, RPA, cloud computing, and big data—are powering transformative initiatives. We build solutions that create a cycle of growth for our clients’ specific needs, helping them cut costs and enhance efficiency. Supporting this effort, we established the CLPS AI Innovation Committee, a dedicated team tasked with advancing our AI application initiatives and ensuring we remain at the forefront of technological advancements. A standout example of our innovation in action is the launch of our next-generation RPA product, Nibot, which is already gaining market traction and revolutionizing automation for businesses seeking to streamline operations, enhance productivity, and improve resource allocation.

“We remain focused on our mission to deliver innovative, professional IT services that generate significant benefits for all of our stakeholders. This period has set a strong foundation for continued growth, and we are confident in our ability to capitalize on the opportunities ahead.”

Ms. Rui Yang, Chief Financial Officer of CLPS, said, “Our financial performance for the first half of fiscal year 2025 underscores our commitment to delivering shareholder value and maintaining a robust financial position.

“Despite navigating a complex and challenging macroeconomic environment, we are proud to have delivered improved financial results. Revenue grew by 15.3% year-over-year, and gross margin expanded to 23.1%, up from 21.9% in the prior year period. Notably, we achieved a turnaround in profitability, reporting a net income of $0.2 million compared to a net loss of $1.0 million in the prior year period.

“In November 2024, we distributed a special cash dividend of $0.13 per share, reflecting our confidence in the Company’s financial stability and our dedication to rewarding shareholders.

“We will prioritize operational efficiency, optimize the return on our technological innovation investments, and upgrade our high-value business structure to secure steady financial results going forward.”

First Half of Fiscal Year 2025 Financial Results

Revenues

In the first half of fiscal 2025, revenues increased by $11.0 million, or 15.3%, to $82.8 million from $71.8 million in the prior year period. The increase was primarily due to the increased in revenue from IT consulting services.

Revenues by Service

●	Revenue from IT consulting services increased by $10.6 million, or 15.2%, to $80.1 million in the first half of fiscal year 2025 from $69.5 million in the prior year period. Revenue from IT consulting services accounted for 96.7% of total revenue compared to 96.8% in the prior year period. The increase was primarily due to a growth in client base and the successful execution of our global expansion strategy.

●	Revenue from customized IT solution services decreased by $0.3 million, or 22.5%, to $0.9 million in the first half of fiscal year 2025 from $1.2 million in the prior year period. Revenue from customized IT solution services accounted for 1.1% of total revenue compared to 1.7% in the prior year period. The decrease was primarily due to some existing clients’ budget optimization efforts, which resulted in decreased demand.

●	Revenue from academic education services was $1.1 million, as a result of the acquisition of College of Allied Educators Pte. Ltd.

●	Revenue from other services decreased by $0.3 million, or 34.7%, to $0.7 million in the first half of fiscal year 2025 from $1.0 million in the prior year period. Revenue from other services accounted for 0.8% of total revenue compared to 1.5% in the prior year period. The decrease was primarily due to the decrease in revenue from IT product sales and head hunting services.

Revenues by Operational Areas

●	Revenue from the banking area increased by $4.9 million, or 17.0%, to $33.5 million in the first half of fiscal year 2025 from $28.6 million in the prior year period. Revenue from banking area accounted for 40.4% and 39.9% of total revenues in the first half of fiscal 2025 and 2024, respectively.

●	Revenue from the wealth management area decreased by $3.2 million, or 17.3%, to $15.4 million in the first half of fiscal year 2025 from $18.6 million in the prior year period. Revenue from wealth management area accounted for 18.6% and 25.9% of total revenues in the first half of fiscal 2025 and 2024, respectively.

●	Revenue from the e-Commerce area increased by $3.9 million, or 36.2%, to $14.9 million in the first half of fiscal year 2025 from $11.0 million in the prior year period. Revenue from e-Commerce area accounted for 18.0% and 15.3% of total revenues in the first half of fiscal 2025 and 2024, respectively.

●	Revenue from the automotive area increased by $2.0 million, or 27.1%, to $9.2 million in the first half of fiscal year 2025 from $7.2 million in the prior year period. Revenue from automotive area accounted for 11.1% and 10.1% of total revenues in the first half of fiscal 2025 and 2024, respectively.

Revenues by Geography

Revenue generated outside of mainland China increased by 110.4% to $19.0 million in the first half of fiscal year 2025 from $9.0 million in the prior year period. The increase was primarily due to the strong operational performance in the APAC region, notably in Singapore and Hong Kong SAR.

Gross Profit and Gross Margin

Gross profit increased by $3.4 million, or 21.6%, to $19.2 million in the first half of fiscal 2025 compared to $15.8 million in the prior year period. Gross margin increased to 23.1% in the first half of fiscal 2025 compared to 21.9% in the prior year period. The increase was primarily due to an increase in total revenue and our efforts to control cost of revenue’s growth rate.

Operating Expenses

Selling and marketing expenses decreased by $0.2 million, or 10.0%, to $2.5 million in the first half of fiscal year 2025 from $2.7 million in the prior year period. As a percentage of total revenues, selling and marketing expenses decreased to 3.0% in the first half of fiscal 2025 compared to 3.8% in the prior year period. The decrease was primarily due to AI-driven automation, workforce optimization, and structural realignment, which reduced redundancies, targeted high-value tasks, and aligned resources with business goals, improving efficiency while lowering expenses.

Research and development expenses increased by $0.1 million, or 2.7%, to $3.3 million in the first half of fiscal year 2025 from $3.2 million in the prior year period. As a percentage of total revenues, research and development expenses decreased to 4.0% in the first half of fiscal 2025 compared to 4.5% in the prior year period. The increase was primarily due to the increased R&D personnel-related costs associated with the Company’s ongoing research and development initiatives in cutting-edge technologies and new projects, such as AI-generated content (AIGC), CAKU 2.0, Nibot and a new generation of loan system.

General and administrative expenses increased by $2.9 million, or 26.2%, to $14.1 million in the first half of fiscal year 2025 from $11.2 million in the prior year period. As a percentage of total revenues, general and administrative expenses increased to 17.1% in the first half of fiscal 2025 compared to 15.6% in the prior year period. The increase was primarily due to a higher G&A personnel-related costs linked to the establishment of our CDC and GTC, which support our efforts to capture the anticipated growth in demand for customized IT solution services.

Operating Income (Loss)

Operating income was $0.2 million in the first half of fiscal 2025 compared to $0.9 million operating loss in the same period of the previous year. Operating margin was 0.2% in the first half of fiscal 2025 compared to -1.3% in the prior year period.

Other Income and Expenses

Total other income, net of other expenses was $0.2 million in the first half of fiscal 2025 compared to $0.1 million total other income, net of other expenses in the prior year period.

Provision for Income Taxes

Provision for income taxes decreased by $0.07 million to $0.27 million in the first half of fiscal 2025 from $0.34 million in the same period of the previous year.

Net Income (Loss) and EPS

Net income was $0.2 million in the first half of fiscal 2025 compared to $1.0 million net loss in the prior year period.

Non-GAAP net income1 increased by $0.6 million, or 31.8%, to $2.3 million in the first half of fiscal year 2025 from $1.7 million in the prior year period.

Net loss attributable to CLPS Incorporation’s shareholders was $0.4 million, or $0.015 basic and diluted losses per share in the first half of fiscal 2025 compared to a net loss attributable to CLPS Incorporation’s shareholders of $1.5 million, or $0.06 basic and diluted losses per share in the prior year period.

Non-GAAP net income attributable to CLPS Incorporation’s shareholders2 was $1.7 million, or $0.06 basic and diluted earnings per share in the first half of fiscal 2025 compared to $1.2 million, or $0.05 basic and diluted earnings per share in the prior year period.

Cash Flow

As of December 31, 2024, the Company had cash and cash equivalents of $35.6 million compared to $29.1 million as of June 30, 2024.

Net cash provided by operating activities was approximately $7.1 million. Net cash used in investing activities was approximately $1.6 million. Net cash provided by financing activities was approximately $1.1 million. The effect of exchange rate change on cash was approximately negative $0.1 million. The Company believes that its current cash position and cash flow from operations are sufficient to meet its anticipated cash needs for at least the next 12 months.

Financial Outlook

For fiscal year 2025, the Company expects total sales growth to be in the range of approximately 12% to 17% and non-GAAP net income growth in the range of approximately 15% to 20% year-over-year.

This forecast reflects the Company’s current and preliminary views, which are subject to change and are subject to risks and uncertainties, including, but not limited to various risks and uncertainties facing the Company’s business and operations as identified in its public filings.

Exchange Rate

The balance sheet amounts with the exception of equity as of December 31, 2024, were translated at 7.2993 RMB to 1.00 USD compared to 7.2672 RMB to 1.00 USD as of June 30, 2024. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the periods ended December 31, 2024 and 2023 were 7.1767 RMB to 1.00 USD and 7.2347 RMB to 1.00 USD, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation is a leading global information technology (“IT”) consulting and solutions service provider, primarily focused on serving global institutions in the banking, wealth management, e-commerce, and automotive sectors. As an IT services provider for a growing network of clients within the fintech and financial services industry, CLPS has expanded its business beyond core IT services, venturing into the loan, e-commerce, academic education, and tourism sectors. Through its diversified offerings, CLPS is committed to providing comprehensive services and solutions for its clients. The Company maintains 19 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Xi’an, Chengdu, Guangzhou, Shenzhen, Hangzhou, and Hainan. The remaining 9 global centers are located in Hong Kong SAR, USA, Japan, Singapore, Malaysia, India, Philippines, Canada, and UAE. For further information regarding the Company, please visit: https://ir.clpsglobal.com/, or follow CLPS on Facebook, Instagram, LinkedIn, X (formerly Twitter), and YouTube.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s financial and operational performance in the first half of fiscal year 2025, its expectations of the Company’s future performance, its preliminary outlook and guidance offered in this presentation, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Use of Non-GAAP Financial Measures

The consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. The Company uses non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income attributable to CLPS Incorporation’s shareholders, and basic and diluted non-GAAP net income per share, which are non-GAAP financial measures. Non-GAAP cost of revenues is cost of revenue excluding share-based compensation expenses. Non-GAAP selling and marketing expenses is selling and marketing expenses excluding share-based compensation expenses. Non-GAAP general and administrative expenses is general and administrative expenses excluding share-based compensation expenses. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP operating margin is non-GAAP operating income as a percentage of revenues. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to CLPS Incorporation’s shareholders is net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Basic and diluted non-GAAP net income per share is non-GAAP net income attributable to common shareholders divided by weighted average number of shares used in the calculation of basic and diluted net income per share. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation expenses clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. The Company encourages investors to carefully consider its results under GAAP, as well as its supplemental non-GAAP information and the reconciliation between these presentations, to more fully understand its business. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Non-GAAP and GAAP Results” near the end of this release.

Contact:

CLPS Incorporation

Rhon Galicha

Investor Relations Office

Phone: +86-182-2192-5378

Email: ir@clpsglobal.com

1	Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. Please refer to the section titled "Unaudited Reconciliation of Non-GAAP and GAAP Results" for details.

2	Non-GAAP net income attributable to CLPS Incorporation’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to CLPS Incorporation’s shareholders excluding share-based compensation expenses. Please refer to the section titled “Unaudited Reconciliation of Non-GAAP and GAAP Results” for details.

CLPS INCORPORATION

CONSOLIDATED BALANCE SHEETS

 (Amounts in U.S. dollars (“$”), except for number of shares)

	As of
	December 31, 2024 (Unaudited)	June 30, 2024 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	35,626,137	29,116,431
Restricted cash	-	24,081
Short-term investments	1,643,691	2,100,000
Accounts receivable, net	40,394,147	38,779,209
Prepayments, deposits and other assets, net	4,285,476	4,497,578
Amounts due from related parties	4,899,451	3,559,109
Total Current Assets	$86,848,902	$78,076,408
Non-current assets:
Property and equipment, net	20,972,905	21,168,524
Intangible assets, net	2,067,127	2,254,372
Operating lease right-of-use assets	3,430,925	2,776,858
Goodwill	1,462,032	1,473,899
Long-term investments	692,385	613,807
Prepayments, deposits and other assets, net	1,005,886	594,603
Amounts due from related parties	2,270,249	2,374,298
Deferred tax assets, net	666,720	697,047
Total Assets	$119,417,131	$110,029,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	$27,949,778	$23,232,856
Accounts payable	1,548,917	949,137
Accrued expenses and other current liabilities	397,767	799,495
Tax payables	1,906,938	2,351,615
Contract liabilities	3,015,923	1,139,001
Salaries and benefits payable	13,285,958	9,941,541
Operating lease liabilities	1,853,798	1,361,928
Amount due to related parties	20,324	20,230
Total Current Liabilities	$49,979,403	$39,795,803
Non-current liabilities:
Operating lease liabilities	1,846,777	1,638,243
Deferred tax liabilities	354,649	378,344
Unrecognized tax benefit	3,696,355	3,413,850
Other non-current liabilities	880,076	883,963
TOTAL LIABILITIES	$56,757,260	$46,110,203
Commitments and Contingencies

Shareholders’ Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 27,986,235 shares issued and outstanding as of December 31, 2024; 25,640,056 shares issued and outstanding as of June 30, 2024	2,799	2,564
Additional paid-in capital	59,815,077	61,351,200
Statutory reserves	5,761,656	5,553,104
Accumulated deficit	(650,193)	(51,728)
Accumulated other comprehensive losses	(4,238,666)	(4,345,902)

Total CLPS Incorporation’s Shareholders’ Equity	60,690,673	62,509,238

Noncontrolling Interests	1,969,198	1,410,375

Total Shareholders’ Equity	62,659,871	63,919,613

Total Liabilities and Shareholders’ Equity	$119,417,131	$110,029,816

CLPS INCORPORATION

UNAUDITED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2024	2023

Revenues	$82,777,520	$71,774,201
Less: Cost of revenues (note 1)	(63,622,547)	(56,024,043)
Gross profit	19,154,973	15,750,158

Operating income (expenses):
Selling and marketing expenses (note 1)	2,452,957	2,724,226
Research and development expenses	3,281,877	3,194,918
General and administrative expenses (note 1)	14,115,055	11,184,626
Subsidies and other operating income	(853,986)	(437,598)
Total operating expenses	18,995,903	16,666,172
Income (loss) from operations	159,070	(916,014)
Other income	585,266	308,017
Other expenses	(371,032)	(198,043)
Income (loss) before income tax and share of income (loss) in equity investees	373,304	(806,040)
Provision for income taxes	267,790	337,563
Income (loss) before share of income in equity investees	105,514	(1,143,603)
Share of income in equity investees, net of tax	77,505	150,148
Net income (loss)	183,019	(993,455)
Less: Net income attributable to noncontrolling interests	572,932	494,080
Net loss attributable to CLPS Incorporation’s shareholders	$(389,913)	$(1,487,535)

Other comprehensive income (loss)

Foreign currency translation income	$93,127	$905,532
Less: foreign currency translation (loss) income attributable to noncontrolling interest	(14,109)	31,873
Other comprehensive income attributable to CLPS Incorporation’s shareholders	$107,236	$873,659

Comprehensive loss attributable to
CLPS Incorporation’s shareholders	$(282,677)	$(613,876)
Comprehensive income attributable to noncontrolling interests	558,823	525,953
Comprehensive income (loss)	$276,146	$(87,923)

Basic loss per common share	$(0.015)	$(0.06)
Weighted average number of share outstanding – basic	26,859,936	24,814,349
Diluted loss per common share	$(0.015)	$(0.06)
Weighted average number of share outstanding – diluted	26,859,936	24,814,349

Note:

(1)	Includes share-based compensation expenses as follows:

Cost of revenues	5,306	5,809
Selling and marketing expenses	89,652	192,947
General and administrative expenses	2,011,255	2,532,137
	2,106,213	2,730,893

CLPS INCORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amounts in U.S. dollars (“$”), except for number of shares)

	For the six months ended December 31,
	2024	2023

Cost of revenues	$(63,622,547)	$(56,024,043)
Less: share-based compensation expenses	(5,306)	(5,809)
Non-GAAP cost of revenues	$(63,617,241)	$(56,018,234)

Selling and marketing expenses	$(2,452,957)	$(2,724,226)
Less: share-based compensation expenses	(89,652)	(192,947)

Non-GAAP selling and marketing expenses	$(2,363,305)	$(2,531,279)

General and administrative expenses	$(14,115,055)	$(11,184,626)
Less: share-based compensation expenses	(2,011,255)	(2,532,137)
Non-GAAP general and administrative expenses	$(12,103,800)	$(8,652,489)

Operating income (loss)	$159,070	$(916,014)
Add: share-based compensation expenses	2,106,213	2,730,893
Non-GAAP operating income	$2,265,283	$1,814,879

Operating Margin	0.2%	(1.3)%
Add: share-based compensation expenses	2.5%	3.8%
Non-GAAP operating margin	2.7%	2.5%

Net income (loss)	$183,019	$(993,455)
Add: share-based compensation expenses	2,106,213	2,730,893
Non-GAAP net income	$2,289,232	$1,737,438

Net loss attributable to CLPS Incorporation’s shareholders	$(389,913)	$(1,487,535)
Add: share-based compensation expenses	2,106,213	2,730,893
Non-GAAP net income attributable to CLPS Incorporation’s shareholders	$1,716,300	$1,243,358

Weighted average number of share outstanding used in computing GAAP and non-GAAP basic earnings	26,859,936	24,814,349
GAAP basic loss per common share	$(0.015)	$(0.06)
Add: share-based compensation expenses	0.075	0.11
Non-GAAP basic earnings per common share	$0.06	$0.05

Weighted average number of share outstanding used in computing GAAP diluted loss	26,859,936	24,814,349
Weighted average number of share outstanding used in computing non-GAAP diluted earnings	27,343,717	24,814,477

GAAP diluted loss per common share	$(0.015)	$(0.06)
Add: share-based compensation expenses	0.075	0.11
Non-GAAP diluted earnings per common share	$0.06	$0.05